Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and nine months ended September 30, 2025 and 2024

Rogers Communications Inc.	1	Third Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2025	2024	2025	2024

Revenue	6	5,348	5,129	15,540	15,123

Operating expenses:
Operating costs	7	2,833	2,584	8,409	8,039
Depreciation and amortization		1,230	1,157	3,580	3,442
Restructuring, acquisition and other	8	51	91	416	323
Finance costs	9	252	568	1,459	1,724
Other (income) expense	10	(5,038)	2	(5,045)	5

Income before income tax expense		6,020	727	6,721	1,590
Income tax expense		212	201	485	414

Net income for the period		5,808	526	6,236	1,176

Net income for the period attributable to:
RCI shareholders		5,754	526	6,191	1,176
Non-controlling interest		54	—	45	—

Earnings per share attributable to RCI shareholders:
Basic	11	$10.66	$0.99	$11.49	$2.21
Diluted	11	$10.62	$0.98	$11.46	$2.19
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024

Net income for the period	5,808	526	6,236	1,176

Other comprehensive income:

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	—	211	67	211
Related income tax expense	—	(56)	(18)	(56)

Defined benefit pension plans	—	155	49	155

Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	1	(1)	(23)	5
Related income tax recovery (expense)	1	—	3	(1)

Equity investments measured at FVTOCI	2	(1)	(20)	4
Items that will not be reclassified to income	2	154	29	159

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	629	(182)	7	617
Reclassification to net income of (gain) loss on debt derivatives	(299)	330	1,080	(418)
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives	(16)	(14)	(54)	(40)
Reclassification to net income for accrued interest	(22)	(10)	(80)	(36)
Related income tax (expense) recovery	(54)	32	13	(72)

Cash flow hedging derivative instruments	238	156	966	51

Share of other comprehensive loss of equity-accounted investments, net of tax	—	(1)	—	—
Items that may subsequently be reclassified to income	238	155	966	51

Other comprehensive income for the period	240	309	995	210

Comprehensive income for the period	6,048	835	7,231	1,386

Comprehensive income (loss) for the period attributable to:
RCI shareholders	5,994	835	7,186	1,386
Non-controlling interest	54	—	45	—

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31
	Note	2025	2024

Assets
Current assets:
Cash and cash equivalents		1,512	898
Accounts receivable	13	5,590	5,478
Inventories		481	641
Current portion of contract assets		157	171
Other current assets		1,298	849
Current portion of derivative instruments	12	166	336
Assets held for sale	3	166	—
Total current assets		9,370	8,373

Property, plant and equipment		26,218	25,072
Intangible assets	3	28,868	17,858
Investments	14	1,169	615
Derivative instruments	12	825	997
Financing receivables	13	1,055	1,189
Other long-term assets		1,864	1,027
Goodwill	3	20,246	16,280

Total assets		89,615	71,411

Liabilities and equity
Current liabilities:
Short-term borrowings	15	3,613	2,959
Accounts payable and accrued liabilities		4,368	4,059
Income tax payable		—	26
Other current liabilities	3	3,777	482
Contract liabilities		1,105	800
Current portion of long-term debt	16	1,599	3,696
Current portion of lease liabilities	17	612	587
Liabilities associated with assets held for sale	3	49	—
Total current liabilities		15,123	12,609

Provisions		58	61
Long-term debt	16	36,723	38,200
Lease liabilities	17	2,415	2,191
Other long-term liabilities		2,243	1,666
Deferred tax liabilities		9,423	6,281
Total liabilities		65,985	61,008

Equity
Equity attributable to RCI shareholders		16,943	10,403
Non-controlling interest		6,687	—
Equity	18	23,630	10,403

Total liabilities and equity		89,615	71,411

Subsequent events	18
Commitments	21

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Attributable to RCI shareholders
	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2025	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total	Non- controlling interest	Total equity
Balances, January 1, 2025	71	111,152	2,250	424,949	10,630	(7)	(2,551)	10	10,403	—	10,403
Net income for the period	—	—	—	—	6,191	—	—	—	6,191	45	6,236

Other comprehensive income:
Defined benefit pension plans, net of tax	—	—	—	—	49	—	—	—	49	—	49
FVTOCI investments, net of tax	—	—	—	—	—	(20)	—	—	(20)	—	(20)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	966	—	966	—	966
Total other comprehensive income	—	—	—	—	49	(20)	966	—	995	—	995
Comprehensive income (loss) for the period	—	—	—	—	6,240	(20)	966	—	7,186	45	7,231

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(809)	—	—	—	(809)	—	(809)
Share price change on DRIP dividends	—	—	—	—	(2)	—	—	—	(2)	—	(2)

Non-controlling interests in shares of a subsidiary (note 18)	—	—	—	—	—	—	—	—	—	6,656	6,656
Dividends declared by a subsidiary to non-controlling interests	—	—	—	—	—	—	—	—	—	(14)	(14)
Shares issued as settlement of dividends (note 18)	—	—	165	4,124	—	—	—	—	165	—	165
Total transactions with shareholders	—	—	165	4,124	(811)	—	—	—	(646)	6,642	5,996

Balances, September 30, 2025	71	111,152	2,415	429,073	16,059	(27)	(1,585)	10	16,943	6,687	23,630

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2024	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total equity
Balances, January 1, 2024	71	111,152	1,921	418,869	9,839	(17)	(1,384)	10	10,440
Net income for the period	—	—	—	—	1,176	—	—	—	1,176

Other comprehensive income:
Defined benefit pension plans, net of tax	—	—	—	—	155	—	—	—	155
FVTOCI investments, net of tax	—	—	—	—	—	4	—	—	4
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	51	—	51
Total other comprehensive income	—	—	—	—	155	4	51	—	210
Comprehensive income for the period	—	—	—	—	1,331	4	51	—	1,386

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(799)	—	—	—	(799)
Share price change on DRIP dividends	—	—	—	—	(4)	—	—	—	(4)

Shares issued as settlement of dividends (note 18)	—	—	243	4,447	—	—	—	—	243
Total transactions with shareholders	—	—	243	4,447	(803)	—	—	—	(560)

Balances, September 30, 2024	71	111,152	2,164	423,316	10,367	(13)	(1,333)	10	11,266

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2025	2024	2025	2024
Operating activities:
Net income for the period		5,808	526	6,236	1,176
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,230	1,157	3,580	3,442
Program rights amortization		15	13	65	52
Finance costs	9	252	568	1,459	1,724
Income tax expense		212	201	485	414
Post-employment benefits contributions, net of expense		19	19	55	54
(Income) losses from associates and joint ventures	10	(20)	2	(22)	1
Gain on revaluation of MLSE investment	10	(5,016)	—	(5,016)	—
Other		(75)	(44)	(110)	(99)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		2,425	2,442	6,732	6,764
Change in net operating assets and liabilities	22	(133)	200	(244)	(209)
Income taxes paid		(234)	(156)	(548)	(388)
Interest paid		(543)	(593)	(1,533)	(1,622)

Cash provided by operating activities		1,515	1,893	4,407	4,545

Investing activities:
Capital expenditures		(964)	(977)	(2,773)	(3,034)
Additions to program rights		(21)	(33)	(69)	(56)
Changes in non-cash working capital related to capital expenditures and intangible assets		(51)	(70)	(107)	(31)
Acquisitions and other strategic transactions, net of cash acquired		(4,499)	—	(4,499)	(475)
Other		(3)	(1)	5	11

Cash used in investing activities		(5,538)	(1,081)	(7,443)	(3,585)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	15	1,972	(142)	636	1,119
Net (repayment) issuance of long-term debt	16	(2,928)	18	(2,504)	(1,108)
Net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives	12	(37)	(25)	40	(3)
Transaction costs incurred	16	(4)	—	(103)	(46)
Principal payments of lease liabilities	17	(147)	(127)	(414)	(358)
Dividends paid to RCI shareholders	18	(270)	(186)	(643)	(558)
Distributions paid by subsidiaries to non-controlling interests		(14)	—	(14)	—
Issuance of subsidiary shares to non-controlling interest	18	—	—	6,656	—
Other		—	1	(4)	(4)

Cash (used in) provided by financing activities		(1,428)	(461)	3,650	(958)

Change in cash and cash equivalents		(5,451)	351	614	2
Cash and cash equivalents, beginning of period		6,963	451	898	800

Cash and cash equivalents, end of period		1,512	802	1,512	802

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2025

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, and digital media.

During the nine months ended September 30, 2025, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and, following the acquisition of Maple Leaf Sports & Entertainment Inc. (MLSE, see note 3), other subsidiaries. Effective July 2025, Today's Shopping Choice (TSC) was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2024 (2024 financial statements). Seasonal fluctuations in the MLSE business (see note 3) relate to the timing of seasons, primarily the NHL and NBA seasons, whereby regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year).

References in these financial statements to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see note 3 to our 2024 Annual Audited Consolidated Financial Statements.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2025 (third quarter 2025 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2024 financial statements. These third quarter 2025 interim financial statements were approved by RCI's Board of Directors (the Board) on October 22, 2025.

NOTE 2: MATERIAL ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these third quarter 2025 interim financial statements include only material transactions and changes occurring for the nine months since our year-end of December 31, 2024 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These third quarter 2025 interim financial statements should be read in conjunction with the 2024 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2025
We did not adopt any accounting pronouncements or amendments this period.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has not issued any new or amended accounting pronouncements in 2025.

Rogers Communications Inc.	7	Third Quarter 2025

NOTE 3: BUSINESS COMBINATIONS AND SALES

Acquisition of MLSE
Effective July 1, 2025, after receiving all required regulatory and league approvals, we acquired Bell's 37.5% ownership stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a purchase price of $4.7 billion in cash (MLSE Transaction). The purchase price was primarily funded from bank credit facilities together with cash on hand (see note 16). With the closing of the MLSE Transaction, we are the largest owner of MLSE, with a 75% controlling interest. Immediately before acquiring control of an entity, IFRS requires a pre-existing non-controlling equity interest be remeasured at fair value, with any resulting gain or loss recognized in net income. During the three months ended September 30, 2025, we recognized a $5 billion non-cash gain (reflecting the investment's fair value) associated with our existing 37.5% interest in MLSE (see note 10). The holder (MLSE minority holder) of the 25% non-controlling interest in MLSE (MLSE non-controlling interest) has a right to require we purchase its interest beginning in July 2026 at an agreement-defined fair value (MLSE put liability); we have a reciprocal right to acquire the MLSE non-controlling interest under the same terms.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. The MLSE Transaction added significantly to our other sports assets, including the Toronto Blue Jays, Rogers Centre, and Sportsnet. MLSE's financial results are included in our Media reportable segment effective July 1, 2025.

Total consideration in the business combination reflects $4.7 billion in cash paid to Bell plus the closing-date fair value of our existing investment in MLSE of $5 billion.

The major classes of assets acquired, along with the preliminary allocation of fair value to each, consist of property, plant and equipment ($1 billion) and intangible assets ($11 billion, primarily franchise rights and associated trademarks). We have recognized preliminary goodwill of $4 billion associated with the acquisition in our Media reportable segment, which arises principally from the recognition of deferred tax liabilities on the indefinite-life intangible assets recognized (see below), the assembled player and non-player workforce, and synergies expected to be generated by the acquisition. Goodwill is not deductible for tax purposes.

Preliminary purchase price allocation
The following table summarizes the fair value of the consideration paid and our current best estimate of the fair value assigned to each major class of assets and liabilities as at July 1, 2025. The preliminary purchase price allocation includes estimates and is therefore subject to change, relating to the finalization of the fair values of the acquired intangible assets and property, plant and equipment, investment balances, and working capital and corresponding tax impacts.

(In millions of dollars)	Total

Cash consideration	4,700
Fair value of Rogers' existing investment in MLSE	5,016
Fair value of consideration transferred	9,716

Net identifiable asset or liability:
Cash and cash equivalents	201
Accounts receivable (net of allowance for doubtful accounts of $8 million)	122
Other current assets	91
Property, plant and equipment	995
Intangible assets	11,411
Investments (note 14)	555
Other long-term assets	178
Accounts payable and accrued liabilities	(601)
MLSE put liability	(3,342)
Other current liabilities	(81)
Contract liabilities	(268)
Current portion of lease liabilities	(9)
Long-term debt	(298)
Lease liabilities	(95)
Other long-term liabilities	(204)
Deferred tax liabilities	(2,971)
Total fair value of identifiable net assets acquired	5,684
Goodwill	4,032

Rogers Communications Inc.	8	Third Quarter 2025

Property, plant and equipment
The table below summarizes the preliminary allocation for property, plant and equipment acquired from MLSE on closing as at September 30, 2025.

(In millions of dollars)	Land and buildings	Computer equipment and software	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 17)	Total property, plant and equipment

Acquired from business combination	652	20	92	70	40	874	121	995
Depreciation since July 1, 2025	9	3	1	4	—	17	2	19
Net carrying amount	643	17	91	66	40	857	119	976

Property, plant and equipment will be amortized over their remaining estimated useful lives, estimated as follows.

Asset	Basis	Estimated remaining useful life
Buildings	Diminishing balance	30 to 50 years
	Straight-line	6 to 10 years
Computer equipment and software	Straight-line	1 to 5 years
Leasehold improvements	Straight-line	10 to 30 years
Equipment and vehicles	Diminishing balance	1 to 15 years
	Straight-line	1 to 15 years
Right-of-use assets	Straight-line	Over remaining lease term

Intangible assets
The table below summarizes the preliminary allocation for intangible assets acquired from MLSE on closing as at September 30, 2025.

(In millions of dollars)	Franchise rights	Trademarks	Ticket holder and sponsor relationships	Other intangible assets	Total intangible assets	Goodwill	Total intangible assets and goodwill

Acquired from business combination	9,750	1,264	363	34	11,411	4,032	15,443
Amortization since July 1, 2025	—	—	3	—	3	—	3
Net carrying amount	9,750	1,264	360	34	11,408	4,032	15,440

Franchise rights and trademarks have indefinite lives and will not be amortized. Ticket holder and sponsor relationships reflect existing relationships with season ticket holders and corporate sponsors; they will be amortized over their estimated useful lives of 15 to 35 years. Other intangible assets will be amortized over their estimated useful life of 16 years.

MLSE put liability
The MLSE put liability reflects our estimate of the fair value of the MLSE non-controlling interest. It is a financial liability measured at fair value through profit and loss and is categorized at Level 3 in the fair value hierarchy. The fair value has been estimated using a market-based approach based on the values of the underlying teams and net assets owned by MLSE. Changes in the assumptions related to the team values underlying the valuation could have a material impact on the fair value of the MLSE put liability.

Pro forma information
Revenue of approximately $0.1 billion and a net loss of approximately $23 million from MLSE are included in the consolidated statement of income from the date of acquisition. Our consolidated revenue and net income for the nine months ended September 30, 2025 would have been approximately $16.3 billion and $6.3 billion, respectively, had the MLSE Transaction closed on January 1, 2025. These pro forma amounts reflect depreciation and amortization of applicable elements of the purchase price allocation, related tax adjustments, and the elimination of intercompany transactions.

Sale of Data Centre Business
During the three months ended September 30, 2025, we entered into a definitive agreement to sell our customer-facing data centre business to InfraRed Capital Partners for cash proceeds, which we expect to close during the three months ended December 31, 2025. The transaction does not include our corporate data centres used for network and IT purposes. The assets and liabilities related to the data centre business, which were historically included in our Cable reportable segment, have been reclassified as "assets held for sale" ($166 million, substantially reflecting property, plant and equipment and an allocation of Cable goodwill) and "liabilities associated with assets held for sale" ($49 million, substantially reflecting lease liabilities) on our interim condensed consolidated statement of financial position.

Rogers Communications Inc.	9	Third Quarter 2025

NOTE 4: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the condensed consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. While our debt leverage ratio has increased as a result of the MLSE Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable. As at September 30, 2025 and December 31, 2024, we met our objectives for these metrics.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2025	2024

Adjusted net debt [1]	39,119	43,330
Divided by: trailing 12-month adjusted EBITDA	9,664	9,617

Debt leverage ratio	4.0	4.5
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

As a result of closing the network transaction (see note 18), we have amended our definition of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company.

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2025	2024	2025	2024

Adjusted EBITDA	5	2,515	2,545	7,131	7,084
Deduct:
Capital expenditures [1]		964	977	2,773	3,034
Interest on borrowings, net and capitalized interest	9	474	497	1,456	1,495
Cash income taxes [2]		234	156	548	388
Distributions paid by subsidiaries to non-controlling interests		14	—	14	—

Free cash flow		829	915	2,340	2,167
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Rogers Communications Inc.	10	Third Quarter 2025

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2025	2024	2025	2024

Cash provided by operating activities		1,515	1,893	4,407	4,545
Add (deduct):
Capital expenditures		(964)	(977)	(2,773)	(3,034)
Interest on borrowings, net and capitalized interest	9	(474)	(497)	(1,456)	(1,495)
Interest paid		543	593	1,533	1,622
Restructuring, acquisition and other	8	51	91	416	323
Program rights amortization		(15)	(13)	(65)	(52)
Change in net operating assets and liabilities	22	133	(200)	244	209
Distributions paid by subsidiaries to non-controlling interests		14	—	14	—
Other adjustments [1]		26	25	20	49

Free cash flow		829	915	2,340	2,167
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage (including through monitoring our access to capital markets), and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at September 30, 2025 and December 31, 2024, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

As at September 30, 2025		Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)	Note

Cash and cash equivalents		1,512	—	—	1,512
Bank credit facilities [1]:
Revolving	16	4,260	125	10	4,125
Non-revolving	15	2,300	2,300	—	—
Outstanding letters of credit		3	—	3	—
Receivables securitization [1]	15	2,400	1,600	—	800

Total		10,475	4,025	13	6,437
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2024		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		898	—	—	—	898
Bank credit facilities [2]:
Revolving	16	4,000	—	10	455	3,535
Non-revolving	15	500	500	—	—	—
Outstanding letters of credit		3	—	3	—	—
Receivables securitization [2]	15	2,400	2,000	—	—	400

Total		7,801	2,500	13	455	4,833
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Rogers Communications Inc.	11	Third Quarter 2025

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. During the three and nine months ended September 30, 2025, we borrowed $9 million and $71 million (2024 - nil) under this facility, respectively.

NOTE 5: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. Effective July 2025, TSC was transferred from the Media segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results. We follow the same accounting policies for our segments as those described in note 2 of our 2024 financial statements. Segment results include items directly attributable to a segment as well as those that have been allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Information by Segment

Three months ended September 30, 2025	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	6	2,631	1,964	678	75	5,348
Revenue from internal customers		30	17	75	(122)	—
Total revenue		2,661	1,981	753	(47)	5,348
Operating costs	7	1,287	828	678	40	2,833

Adjusted EBITDA		1,374	1,153	75	(87)	2,515

Depreciation and amortization						1,230
Restructuring, acquisition and other	8					51
Finance costs	9					252
Other income	10					(5,038)

Income before income taxes						6,020

Three months ended September 30, 2024	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	6	2,592	1,938	530	69	5,129
Revenue from internal customers		28	32	67	(127)	—
Total revenue		2,620	1,970	597	(58)	5,129
Operating costs	7	1,255	837	461	31	2,584

Adjusted EBITDA		1,365	1,133	136	(89)	2,545

Depreciation and amortization						1,157
Restructuring, acquisition and other	8					91
Finance costs	9					568
Other expense	10					2

Income before income taxes						727

Rogers Communications Inc.	12	Third Quarter 2025

Nine months ended September 30, 2025	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	6	7,665	5,833	1,820	222	15,540
Revenue from internal customers		80	51	232	(363)	—
Total revenue		7,745	5,884	2,052	(141)	15,540
Operating costs	7	3,755	2,476	2,032	146	8,409

Adjusted EBITDA		3,990	3,408	20	(287)	7,131

Depreciation and amortization						3,580
Restructuring, acquisition and other	8					416
Finance costs	9					1,459
Other income	10					(5,045)

Income before income taxes						6,721

Nine months ended September 30, 2024	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	6	7,567	5,836	1,493	227	15,123
Revenue from internal customers		47	57	202	(306)	—
Total revenue		7,614	5,893	1,695	(79)	15,123
Operating costs	7	3,669	2,544	1,662	164	8,039

Adjusted EBITDA		3,945	3,349	33	(243)	7,084

Depreciation and amortization						3,442
Restructuring, acquisition and other	8					323
Finance costs	9					1,724
Other expense	10					5

Income before income taxes						1,590

Rogers Communications Inc.	13	Third Quarter 2025

NOTE 6: REVENUE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Wireless
Service revenue from external customers	2,029	2,038	6,004	6,003
Service revenue from internal customers	30	28	80	47
Service revenue	2,059	2,066	6,084	6,050
Equipment revenue from external customers	602	554	1,661	1,564
Total Wireless	2,661	2,620	7,745	7,614

Cable
Service revenue from external customers	1,957	1,930	5,808	5,800
Service revenue from internal customers	17	32	51	57
Service revenue	1,974	1,962	5,859	5,857
Equipment revenue from external customers	7	8	25	36
Total Cable	1,981	1,970	5,884	5,893

Media
Revenue from external customers	678	530	1,820	1,493
Revenue from internal customers	75	67	232	202
Total Media	753	597	2,052	1,695

Corporate items
Revenue from external customers	75	69	222	227
Revenue from internal customers	11	1	28	3
Total corporate items	86	70	250	230

Intercompany eliminations	(133)	(128)	(391)	(309)

Total revenue	5,348	5,129	15,540	15,123

Total service revenue	4,739	4,567	13,854	13,523
Total equipment revenue	609	562	1,686	1,600

Total revenue	5,348	5,129	15,540	15,123

NOTE 7: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Cost of equipment sales	577	555	1,626	1,616
Merchandise for resale	67	55	160	153
Other external purchases	1,479	1,352	4,745	4,425
Employee salaries, benefits, and stock-based compensation	710	622	1,878	1,845

Total operating costs	2,833	2,584	8,409	8,039

Rogers Communications Inc.	14	Third Quarter 2025

NOTE 8: RESTRUCTURING, ACQUISITION AND OTHER

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction-related costs	35	54	338	232
Shaw Transaction-related costs	16	37	78	91

Total restructuring, acquisition and other	51	91	416	323

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in 2024 and 2025 primarily include severance and other departure-related costs associated with the targeted restructuring of our employee base, costs related to closing the MLSE Transaction, and costs related to real estate rationalization programs. For the nine months ended September 30, 2025, these costs also include expenses directly related to completing the network transaction (see note 18) and an unfavourable regulatory decision related to retransmission of distant signals.

The Shaw Transaction-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

NOTE 9: FINANCE COSTS

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2025	2024	2025	2024

Interest on borrowings, net [1]		481	505	1,480	1,525
Interest on lease liabilities	17	37	34	109	103
Interest on post-employment benefits		(1)	(1)	(4)	(3)
Gain on redemption of long-term debt [2]		(151)	—	(151)	—
Loss (gain) on foreign exchange		43	(32)	(43)	107
Change in fair value of derivative instruments		(62)	28	10	(94)
Change in fair value of subsidiary equity derivative instruments [3]		(134)	—	(41)	—
Capitalized interest		(7)	(8)	(24)	(30)
Deferred transaction costs and other		46	42	123	116

Total finance costs		252	568	1,459	1,724
1Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the net gain on the redemption of long-term debt purchased during the three months ended September 30, 2025 (see note 16 for more information).
3    Reflects the change in fair value of derivatives entered related to our subsidiary equity investment (see note 12 for more information).

NOTE 10: OTHER (INCOME) EXPENSE

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2025	2024	2025	2024

(Income) losses from associates and joint ventures		(20)	2	(22)	1
Gain on revaluation of MLSE investment	3	(5,016)	—	(5,016)	—
Other (income) losses		(2)	—	(7)	4

Total other (income) expense		(5,038)	2	(5,045)	5

Rogers Communications Inc.	15	Third Quarter 2025

NOTE 11: EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2025	2024	2025	2024

Numerator (basic) - Net income attributable to RCI shareholders for the period	5,754	526	6,191	1,176

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	540	534	539	533
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	2	1	1

Weighted average number of shares outstanding - diluted	542	536	540	534

Earnings per share attributable to RCI shareholders:
Basic	$10.66	$0.99	$11.49	$2.21
Diluted	$10.62	$0.98	$11.46	$2.19

For the three and nine months ended September 30, 2025 and 2024, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and nine months ended September 30, 2025 was reduced by nil and $4 million (2024 - nil and $9 million), respectively, in the diluted earnings per share calculation.

A total of 9,078,991 options were excluded from the calculation of the effect of dilutive securities for the three and nine months ended September 30, 2025 (2024 - 9,513,710), because they were anti-dilutive.

NOTE 12: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes. All of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 16). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	16	Third Quarter 2025

Credit facilities and US CP
The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2025 and 2024.

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	5,677	1.373	7,793	9,825	1.394	13,695
Debt derivatives settled	4,231	1.374	5,814	9,427	1.396	13,156
Net cash received (paid) on settlement			13			(55)

US commercial paper program
Debt derivatives entered	218	1.376	300	517	1.410	729
Debt derivatives settled	218	1.367	298	831	1.414	1,175
Net cash paid on settlement			(3)			(1)

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,476	1.364	4,740	11,739	1.355	15,903
Debt derivatives settled	3,472	1.361	4,727	13,878	1.354	18,785
Net cash paid on settlement			(24)			(8)

US commercial paper program
Debt derivatives entered	120	1.367	164	1,401	1.355	1,899
Debt derivatives settled	218	1.367	298	1,514	1.361	2,060
Net cash (paid) received on settlement			(1)			5

As at September 30, 2025, we had US$1,446 million and nil notional amount of debt derivatives outstanding related to our credit facility borrowings and US CP program at average rates of $1.378/US$ and nil (December 31, 2024 - US$1,048 million and US$314 million at average rates of $1.439/US$ and $1.423/US$), respectively.

Through the MLSE Transaction, we acquired an interest rate swap MLSE had entered into to convert the $300 million of borrowings outstanding under its non-revolving credit facility (see note 16) from a floating rate to a fixed rate of 3.55%. The interest rate swap matures concurrently with the maturity of the non-revolving credit facility in June 2028. The interest rate swap has been designated as a hedge for accounting purposes.

Senior notes and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior notes and subordinated notes during the three and nine months ended September 30, 2025 and 2024.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Rogers Communications Inc.	17	Third Quarter 2025

As at September 30, 2025, we had US$16,611 million (December 31, 2024 - US$17,250 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.289/US$ (December 31, 2024 - $1.272/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

In July 2025, in connection with the offers to repurchase certain of our US dollar-denominated senior notes, we partially settled the associated debt derivatives on the accepted senior notes. See note 16 for more information.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2025 and 2024.

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	66	1.379	91	180	1.389	250
Debt derivatives settled	62	1.355	84	182	1.352	246

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	73	1.356	99	228	1.355	309
Debt derivatives settled	54	1.352	73	155	1.329	206

As at September 30, 2025, we had US$414 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2024 - US$416 million) with terms to maturity ranging from October 2025 to September 2028 (December 31, 2024 - January 2025 to December 2027) at an average rate of $1.365/US$ (December 31, 2024 - $1.349/US$).

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes.

The tables below summarize the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2025 and 2024.

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	60	1.313	78	1,235	1.362	1,682
Expenditure derivatives acquired	619	1.363	844	619	1.363	844
Expenditure derivatives settled	499	1.351	674	1,099	1.344	1,477

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	600	1.342	805	1,110	1.341	1,489
Expenditure derivatives settled	315	1.324	417	915	1.325	1,212

As at September 30, 2025, we had US$2,345 million notional amount of expenditure derivatives outstanding (December 31, 2024 - US$1,590 million) with terms to maturity ranging from October 2025 to June 2039 (December 31,

Rogers Communications Inc.	18	Third Quarter 2025

2024 - January 2025 to December 2026) at an average rate of $1.354/US$ (December 31, 2024 - $1.336/US$). Of the US$1,235 million notional expenditure derivatives entered during the nine months ended September 30, 2025, US$305 million relates to a hedge of future Toronto Blue Jays player compensation at a rate of $1.30/US$ over the next 14 years.

In addition to the expenditure derivatives set forth in the tables above, we acquired other foreign exchange options with a maximum notional amount of US$1,078 million through the MLSE Transaction. These derivatives have not been designated as hedges for accounting purposes and changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

During the three months ended September 30, 2025, we settled US$24 million ($32 million) notional amount of other foreign exchange options, reflecting an exchange rate of $1.3175/US$, and US$120 million notional amount of other foreign exchange options expired unexercised.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2025, we had equity derivatives outstanding for 4.5 million (December 31, 2024 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $45.89 (December 31, 2024 - $53.27).

During the nine months ended September 30, 2025, we settled 1.5 million equity derivatives at a weighted average price of $35.32 resulting in a net payment of $22 million on settlement. We also reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. Finally, we executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025).

During the nine months ended September 30, 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

Subsidiary equity derivatives
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. During the nine months ended September 30, 2025, we entered into subsidiary equity derivatives for US$4.85 billion ($6.7 billion) that mature in 2033. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

Cash settlements on debt derivatives and subsidiary equity derivatives
The tables below summarize the net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives during the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except exchange rates)	2025	2024	2025	2024

Credit facilities	13	(24)	(55)	(8)
US commercial paper program	(3)	(1)	(1)	5
Senior and subordinated notes	(48)	—	47	—
Lease liabilities	—	—	5	—
Subsidiary equity derivatives	1	—	44	—

Net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives	(37)	(25)	40	(3)

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

Rogers Communications Inc.	19	Third Quarter 2025

We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no financial instruments in Level 1 as at September 30, 2025 or December 31, 2024. There were no transfers between Level 1, Level 2, or Level 3 during the three and nine months ended September 30, 2025 or 2024.

Below is a summary of our financial instruments carried at fair value as at September 30, 2025 and December 31, 2024.

	Carrying value		Fair value (Level 2)		Fair value (Level 3)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2025	2024	2025	2024	2025	2024
Financial assets
Investments, measured at FVTOCI:
Investments in private companies	105	128	—	—	105	128
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	895	1,194	895	1,194	—	—
Debt derivatives not accounted for as hedges	21	7	21	7	—	—
Expenditure derivatives accounted for as cash flow hedges	48	132	48	132	—	—
Equity derivatives not accounted for as hedges	26	—	26	—	—	—
Subsidiary equity derivatives not accounted for as hedges	11	—	11	—	—	—
Total financial assets	1,106	1,461	1,001	1,333	105	128

Financial liabilities
Long-term debt (including current portion)	38,322	41,896	38,121	39,765	—	—
MLSE put liability	3,342	—	—	—	3,342	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	677	842	677	842	—	—
MLSE interest rate swap	10	—	10	—	—	—
Debt derivatives not accounted for as hedges	—	2	—	2	—	—
Expenditure derivatives accounted for as cash flow hedges	17	—	17	—	—	—
Expenditure derivatives not accounted for as hedges	15	—	15	—	—	—
Equity derivatives not accounted as hedges	17	54	17	54	—	—
Subsidiary equity derivatives not accounted for as hedges	14	—	14	—	—	—
Virtual power purchase agreement not accounted for as a hedge	5	10	5	10	—	—
Total financial liabilities	42,419	42,804	38,876	40,673	3,342	—

Rogers Communications Inc.	20	Third Quarter 2025

NOTE 13: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at September 30	As at December 31
(In millions of dollars)	2025	2024

Current financing receivables	2,249	2,341
Long-term financing receivables	1,055	1,189

Total financing receivables	3,304	3,530

NOTE 14: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2025	2024

Investments in private companies, measured at FVTOCI	105	128
Investments, associates and joint ventures	1,064	487

Total investments	1,169	615

As a result of the MLSE Transaction, during the three months ended September 30, 2025, we acquired the following investment interests in associates, the values of which are included in "Investments, associates and joint ventures" in the table above:
•a 46% ownership interest in Live Nation Ontario Concerts L.P., a corporation that presents, produces, and promotes music, comedy, family, and skating events in Ontario;
•a 37.5% ownership interest in York Bremner Developments Limited, a corporation that owns and operates Maple Leaf Square, a mixed-use real estate development in Toronto, Ontario; and
•a 33.75% ownership interest in York Bremner Hotel Leaseholds Limited, a corporation that owns and operates a boutique hotel located at Maple Leaf Square.

NOTE 15: SHORT-TERM BORROWINGS

	As at September 30	As at December 31
(In millions of dollars)	2025	2024

Receivables securitization program	1,600	2,000
US commercial paper program (net of the discount on issuance)	—	452
Non-revolving credit facility borrowings (net of the discount on issuance)	2,013	507

Total short-term borrowings	3,613	2,959

Rogers Communications Inc.	21	Third Quarter 2025

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2025 and 2024.

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Repayment of receivables securitization			—			(400)
Net repayment of receivables securitization			—			(400)

Proceeds received from US commercial paper	218	1.376	300	517	1.410	729
Repayment of US commercial paper	(219)	1.365	(299)	(835)	1.413	(1,180)
Net proceeds received from (repayment of) US commercial paper			1			(451)

Proceeds received from non-revolving credit facilities (US$) [1]	4,352	1.375	5,982	5,397	1.386	7,479
Repayment of non-revolving credit facilities (US$) [1]	(2,906)	1.380	(4,011)	(4,303)	1.393	(5,992)
Net proceeds received from non-revolving credit facilities			1,971			1,487

Net proceeds received from short-term borrowings			1,972			636
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Net proceeds received from receivables securitization			—			800

Proceeds received from US commercial paper	120	1.367	164	1,402	1.355	1,900
Repayment of US commercial paper	(220)	1.364	(300)	(1,525)	1.360	(2,074)
Net repayment of US commercial paper			(136)			(174)

Proceeds received from non-revolving credit facilities (US$) [1]	1,275	1.366	1,742	1,829	1.364	2,495
Repayment of non-revolving credit facilities (US$) [1]	(1,279)	1.367	(1,748)	(1,464)	1.367	(2,002)
Net (repayment of) proceeds received from non-revolving credit facilities			(6)			493

Net (repayment of) proceeds received from short-term borrowings			(142)			1,119
1 Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Receivables Securitization Program
Below is a summary of our receivables securitization program as at September 30, 2025 and December 31, 2024.

	As at September 30	As at December 31
(In millions of dollars)	2025	2024

Receivables sold to buyer as security	3,338	3,186
Short-term borrowings from buyer	(1,600)	(2,000)

Overcollateralization	1,738	1,186

Rogers Communications Inc.	22	Third Quarter 2025

Below is a summary of the activity related to our receivables securitization program for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Receivables securitization program, beginning of period	1,600	2,400	2,000	1,600
Net (repayment of) proceeds received from receivables securitization	—	—	(400)	800

Receivables securitization program, end of period	1,600	2,400	1,600	2,400

The terms of our receivables securitization program are committed until its expiry, which we extended in July 2025 to an expiration date of July 31, 2028.

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and nine months ended September 30, 2025 and 2024.

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	—	—	—	314	1.439	452
Net proceeds received from (repayment of) US commercial paper	(1)	n/m	1	(318)	1.418	(451)
Discounts on issuance [1]	1	n/m	2	4	n/m	6
Gain on foreign exchange [1]			(3)			(7)

US commercial paper program, end of period	—	—	—	—	—	—
n/m - not meaningful
1 Included in finance costs.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	98	1.367	134	113	1.327	150
Net repayment of US commercial paper	(100)	1.360	(136)	(123)	1.415	(174)
Discounts on issuance [1]	2	n/m	3	10	n/m	14
Loss on foreign exchange [1]			(1)			10

US commercial paper program, end of period	—	—	—	—	—	—
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 12). We have not designated these debt derivatives as hedges for accounting purposes.

Rogers Communications Inc.	23	Third Quarter 2025

Non-Revolving Credit Facilities
Below is a summary of the activity relating to our non-revolving credit facilities for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Non-revolving credit facility, beginning of period	—	505	507	—
Net (repayment of) proceeds received from non-revolving credit facility	1,971	(6)	1,487	493
Loss (gain) on foreign exchange [1]	43	(6)	20	—

Non-revolving credit facility, end of period	2,014	493	2,014	493
1 Included in finance costs.

In March 2024, we borrowed US$185 million ($250 million) under our $500 million non-revolving credit facility. In April 2024, we borrowed an additional US$184 million ($250 million). In April 2025, we repaid the outstanding balance of US$349 million ($500 million) and terminated the facility. The related debt derivatives were also settled concurrently.

Concurrent with our US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings (see note 12).

Rogers Communications Inc.	24	Third Quarter 2025

NOTE 16: LONG-TERM DEBT

			Principal amount	Interest rate	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2025	2024

Bank credit facilities (Cdn$ portion)				Floating	425	—
Term loan facility				Floating	—	1,001
Canada Infrastructure Bank credit facility	2052			1.000%	135	64
Senior notes	2025	US	1,000	2.950%	—	1,439
Senior notes	2025		1,250	3.100%	—	1,250
Senior notes	2025	US	700	3.625%	974	1,007
Senior notes	2026		500	5.650%	500	500
Senior notes	2026	US	500	2.900%	696	718
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	300
Senior notes	2027	US	1,300	3.200%	1,810	1,871
Senior notes	2028		1,000	5.700%	1,000	1,000
Senior notes [1]	2028		500	4.400%	500	500
Senior notes [1]	2029		500	3.300%	159	500
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	700	1,000
Senior notes	2029	US	1,250	5.000%	1,740	1,799
Senior notes	2030		500	5.800%	500	500
Senior notes [1]	2030		500	2.900%	210	500
Senior notes	2032	US	2,000	3.800%	2,784	2,878
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	278	288
Senior notes	2033		1,000	5.900%	1,000	1,000
Senior notes	2034	US	1,250	5.300%	1,740	1,799
Senior notes	2038	US	350	7.500%	487	504
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	1,450
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	1,044	1,079
Senior notes	2043	US	382	4.500%	533	719
Senior notes	2043	US	650	5.450%	905	935
Senior notes	2044	US	752	5.000%	1,047	1,511
Senior notes	2048	US	506	4.300%	704	1,079
Senior notes [1]	2049		300	4.250%	26	300
Senior notes	2049	US	630	4.350%	877	1,799
Senior notes	2049	US	541	3.700%	753	1,439
Senior notes	2052	US	2,000	4.550%	2,784	2,878
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2055	US	1,100	7.000%	1,531	—
Subordinated notes [4]	2055	US	1,000	7.125%	1,392	—
Subordinated notes [3]	2055		1,000	5.625%	1,000	—
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,044	1,079
					39,228	42,886
Deferred transaction costs and discounts					(826)	(951)
Deferred government grant liability					(80)	(39)
Less current portion					(1,599)	(3,696)

Total long-term debt					36,723	38,200
1    Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2025 and December 31, 2024.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2025 and December 31, 2024.
3    The subordinated notes can be redeemed at par on the respective five-year anniversary from issuance dates of December 2021, February 2022, and February 2025 or on any subsequent interest payment date.
4    The subordinated notes can be redeemed at par on the ten-year anniversary from the issuance date of February 2025 or on any subsequent interest payment date.

Rogers Communications Inc.	25	Third Quarter 2025

The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2025 and 2024.

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			134			196
Credit facility borrowings (US$)	1,325	1.367	1,811	1,325	1.367	1,811
Total credit facility borrowings			1,945			2,007

Credit facility repayments (US$)	(1,325)	1.361	(1,803)	(1,325)	1.361	(1,803)
Total credit facility repayments			(1,803)			(1,803)

Net borrowings under credit facilities			142			204

Term loan facility net borrowings (US$) [1]	—	—	—	1	n/m	6
Term loan facility net repayments (US$) [1]	—	—	—	(697)	1.380	(962)
Net repayments under term loan facility			—			(956)

Senior note repayments (Cdn$)			(1,147)			(2,397)
Senior note repayments (US$)	(1,412)	1.362	(1,923)	(2,412)	1.394	(3,362)
Total senior notes repayments			(3,070)			(5,759)

Net repayment of senior notes			(3,070)			(5,759)

Subordinated note issuances (Cdn$)			—			1,000
Subordinated note issuances (US$)	—	—	—	2,100	1.432	3,007
Total issuances of subordinated notes			—			4,007

Net repayment of long-term debt			(2,928)			(2,504)
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Term loan facility net borrowings (US$) [1]	8	n/m	18	8	n/m	18
Term loan facility net repayments (US$) [1]	—	—	—	(2,512)	1.351	(3,393)
Net borrowings (repayments) under term loan facility			18			(3,375)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Senior note repayments (Cdn$)			—			(1,100)
Net issuance of senior notes			—			2,267

Net issuance (repayment) of long-term debt			18			(1,108)
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	26	Third Quarter 2025

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Long-term debt, beginning of period	40,852	40,585	41,896	40,855
Net (repayment) issuance of long-term debt	(2,928)	18	(2,504)	(1,108)
Discount on principal amount of senior notes repurchased in connection with tender offer	(504)	—	(504)	—
Increase in government grant liability related to Canada Infrastructure Bank facility	(5)	—	(43)	—
Long-term debt acquired through the MLSE Transaction	298	—	298	—
Loss (gain) on foreign exchange	447	(344)	(951)	495
Deferred transaction costs derecognized (incurred)	131	—	31	(53)
Amortization of deferred transaction costs	31	35	99	105

Long-term debt, end of period	38,322	40,294	38,322	40,294

During the nine months ended September 30, 2025, we repaid the $1 billion outstanding under the April 2026 tranche of the term loan and terminated the facility.

In July 2025, to partially fund the MLSE Transaction, we borrowed US$1.3 billion ($1.8 billion) under our revolving credit facility (which was subsequently repaid using the proceeds from the network transaction) and US$1.5 billion ($2 billion) under two new $1 billion non-revolving credit facilities that mature in July 2026 (the borrowings under which are recognized within "short-term borrowings" on our consolidated statement of financial position).

During the three months ended September 30, 2025, we amended the terms of our revolving credit facility to, among other things, extend the maturity date of the $3 billion tranche to September 2030, from April 2029, and the $1 billion tranche to September 30, 2028, from April 2027.

Through the MLSE Transaction, we acquired MLSE's revolving and non-revolving credit facilities. The revolving credit facility has a borrowing limit of $260 million and matures in June 2028. During the three months ended September 30, 2025, we borrowed $125 million under the MLSE revolving credit facility. The non-revolving credit facility has a borrowing limit of $300 million, is fully drawn (reflected in "Long-term debt acquired through the MLSE Transaction" in the table above), and matures in June 2028. MLSE had entered into an interest rate swap to convert the floating interest rate on the borrowings under the non-revolving credit facility to a fixed interest rate (see note 12 for more information). Both of MLSE's credit facilities are secured by a first charge on Scotiabank Arena and all personal property of MLSE, subject to certain exceptions.

Senior and Subordinated Notes
Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior notes we issued during the three and nine months ended September 30, 2025 and 2024.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	100.000%	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	100.000%	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	99.983%	1,000	11

2024 issuances
February 9, 2024 (senior)	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024 (senior)	US	1,250	2034	5.300%	99.119%	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

Rogers Communications Inc.	27	Third Quarter 2025

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivative to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

2024
In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remains outstanding under the April 2026 tranche.

Repayment of senior notes and related derivative settlements
2025
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

During the three months ended September 30, 2025, we purchased $1,205 million principal amount of our Canadian dollar-denominated senior notes and US$1,738 million principal amount of our US dollar-denominated senior notes, paying the note holders $1,147 million and US$1,411 million, respectively, plus accrued interest, for the purchase of those senior notes. In connection with our purchase of the US-dollar denominated senior notes, we also partially settled the associated debt derivatives. See note 12 for more information on the settlement of debt derivatives.

2024
In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

Consent solicitation
In connection with the sale of the minority interest in a new subsidiary (see note 18), we received the requisite consent from the holders of our outstanding senior notes for certain proposed clarifying amendments to the indentures governing those securities, and paid an aggregate of approximately $30 million to the consenting holders for their consents concurrently with the closing of the network transaction plus approximately $18 million of other directly attributable transaction costs. These costs will be amortized into finance costs over the remaining terms of the underlying notes using the effective interest method.

Rogers Communications Inc.	28	Third Quarter 2025

NOTE 17: LEASES

Below is a summary of the activity related to our lease liabilities for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Lease liabilities, beginning of period	2,953	2,719	2,778	2,593
Net additions	111	133	542	488
Lease liabilities acquired through the MLSE Transaction	104	—	104	—
Interest on lease liabilities	37	34	109	103
Interest payments on lease liabilities	(32)	(31)	(93)	(98)
Principal payments of lease liabilities	(147)	(127)	(414)	(358)

Lease liabilities, end of period	3,027	2,728	3,027	2,728

NOTE 18: EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2025 and 2024.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	—	270	—

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan (DRIP).

On October 22, 2025, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on January 2, 2026, to shareholders of record on December 8, 2025.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Non-controlling Interest
On June 20, 2025, we sold a 49.9% equity interest, representing a 20% voting interest, in a subsidiary (Backhaul Network Services Inc., or BNSI) that owns a portion of our wireless backhaul transport infrastructure to Blackstone for US$4.85 billion ($6.7 billion). We control BNSI and have therefore included its results in our consolidated financial statements. Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI for a cash purchase price based on the lesser of a multiple of BNSI's EBITDA (calculated in accordance with the BNSI shareholder agreement) and an amount necessary to provide Blackstone with an 8% annual rate of return, subject to a pre-agreed floor and after considering distributions previously made to Blackstone. Blackstone does not have a right to require Rogers to repurchase or redeem its shares.

BNSI is the exclusive provider to Rogers of backhaul services for cellular data transmission in Ontario and Alberta, subject to certain exceptions. RCI has entered into a long-term backhaul services agreement with BNSI (for an initial term of 25 years and subject to renewal) under which it will pay fees to BNSI for cellular data transmission, subject to an annual minimum payment and periodic price adjustments.

Rogers Communications Inc.	29	Third Quarter 2025

During the first five years of Blackstone's investment, subject to approval of the BNSI board of directors, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. Except in certain circumstances, Rogers will be entitled to any excess cash above the target distribution threshold during this five-year period, which may be loaned to RCI. After the first five years of Blackstone's investment, all distributions of available cash by BNSI will be made on a pro rata basis to Blackstone and RCCI.

We have entered into derivative agreements in connection with the network transaction (see note 12).

NOTE 19: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Stock options	22	10	19	(31)
Restricted share units	25	14	46	23
Deferred share units	8	5	10	(3)
Equity derivative effect, net of interest receipt	(33)	(15)	(10)	52

Total stock-based compensation expense	22	14	65	41
As at September 30, 2025, we had a total liability recognized at its fair value of $141 million (December 31, 2024 - $103 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2025, we paid $1 million and $36 million (2024 - $10 million and $65 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30, 2025		Nine months ended September 30, 2025
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	12,204,957	$58.80	9,707,847	$63.89
Granted	—	—	2,687,103	$40.37
Forfeited	(438,863)	65.79	(628,856)	$62.82

Outstanding, end of period	11,766,094	$58.58	11,766,094	$58.58

Exercisable, end of period	7,322,180	$64.10	7,322,180	$64.10

	Three months ended September 30, 2024		Nine months ended September 30, 2024
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	10,587,278	$63.92	10,593,645	$63.87
Granted	—	—	353,105	$61.39
Exercised	(25,470)	$49.95	(153,615)	$53.04
Forfeited	(853,961)	$64.66	(1,085,288)	$64.44

Outstanding, end of period	9,707,847	$63.89	9,707,847	$63.89

Exercisable, end of period	6,135,190	$63.69	6,135,190	$63.69

We did not grant any performance options during the three and nine months ended September 30, 2025 or 2024.

Rogers Communications Inc.	30	Third Quarter 2025

Unrecognized stock-based compensation expense related to stock option plans was $12 million as at September 30, 2025 (December 31, 2024 - $1 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2025	2024	2025	2024

Outstanding, beginning of period	3,370,722	2,500,371	2,448,224	2,551,728
Granted and reinvested dividends	58,639	108,669	1,924,846	1,193,726
Exercised	(6,360)	(8,115)	(778,837)	(908,188)
Forfeited	(49,912)	(98,605)	(221,144)	(334,946)

Outstanding, end of period	3,373,089	2,502,320	3,373,089	2,502,320

Included in the above table are grants of 8,870 and 312,356 performance RSUs to certain key employees during the three and nine months ended September 30, 2025 (2024 - nil and 378,296), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $61 million as at September 30, 2025 (December 31, 2024 - $35 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2025	2024	2025	2024

Outstanding, beginning of period	1,034,078	1,145,935	908,678	956,410
Granted and reinvested dividends	12,614	11,459	232,703	222,358
Exercised	(1)	(184,717)	(94,405)	(205,868)
Forfeited	—	—	(285)	(223)

Outstanding, end of period	1,046,691	972,677	1,046,691	972,677

Included in the above table are grants of 1,390 and 4,149 performance DSUs to certain key executives during the three and nine months ended September 30, 2025 (2024 - 1,898 and 5,128).

Unrecognized stock-based compensation expense related to granted DSUs was $11 million as at September 30, 2025 (December 31, 2024 - $5 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs granted are fully vested.

NOTE 20: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2025 and 2024 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and nine months ended September 30, 2025 and 2024.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he was paid $20 million for a two-year period following closing in exchange for

Rogers Communications Inc.	31	Third Quarter 2025

performing certain services related to the transition and integration of Shaw, of which nil and $3 million was recognized in net income and paid during the three and nine months ended September 30, 2025 (2024 - $3 million and $8 million). There are no payments this quarter as the final payment under the agreement was made in the three months ended March 31, 2025. We have also entered into certain other transactions with the Shaw Family Group. Total transactions with the Shaw Family Group during the three and nine months ended September 30, 2025 were less than $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million and $9 million of which was paid during the three and nine months ended September 30, 2025. The remaining liability of $85 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

NOTE 21: COMMITMENTS

In April 2025, we renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season for a total committed spend of $11 billion over 12 years beginning in the 2026-27 season.

Further, as a result of entering into new contracts with various Toronto Blue Jays players in 2025, we have approximately US$700 million of incremental player contract commitments that will be settled over periods of up to the next 15 years.

Commitments acquired in the MLSE Transaction
As a result of the MLSE Transaction, we acquired MLSE's outstanding contractual commitments. The table below summarizes the acquired commitments for purchase obligations, which were not recognized as liabilities as at July 1, 2025.

(In millions of dollars)	Remainder of 2025	2026 and 2027	2028 and 2029	Thereafter	Total
Purchase obligations	17	25	4	—	46
Player contracts	184	603	392	80	1,259

NOTE 22: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Accounts receivable, excluding financing receivables	(87)	(58)	(122)	(8)
Financing receivables	28	4	226	95
Contract assets	6	10	18	(4)
Inventories	79	41	171	(16)
Other current assets	(27)	17	(110)	112
Accounts payable and accrued liabilities	(208)	243	(398)	(291)
Contract and other liabilities	76	(57)	(29)	(97)

Total change in net operating assets and liabilities	(133)	200	(244)	(209)

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Capital expenditures before proceeds on disposition	977	967	2,841	3,034
Proceeds on disposition	(13)	(41)	(68)	(51)

Capital expenditures	964	977	2,773	3,034

Rogers Communications Inc.	32	Third Quarter 2025